

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2011

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Charles A. Ruys de Perez
General Counsel and Secretary
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Co.
385 East Colorado Blvd.
Pasadena, CA 91101

> **Re: Western Asset Mortgage Capital Corporation**
> **Registration Statement on Form S-11**
> **Filed June 12, 2009**
> **File No. 333-159962**

Dear Mr. Ruys de Perez:

It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

You may contact Stacie Gorman at (202) 551-3585 with any questions.

Sincerely,

Stacie D. Gorman
Attorney/Advisor